UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 65364/September 21, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14450

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In the Matter of   :
                                          :
BASIN WATER, INC.   :   ORDER MAKING FINDINGS
                                          :   AND REVOKING REGISTRATION
                                          :   BY DEFAULT
                                          :

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       The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on July 5, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement (Division) have provided evidence that Respondent Basin Water, Inc. (Basin Water) was served with the OIP on August 5, 2011, in accordance with 17 C.F.R. § 201.141(a)(2)(ii). Basin Water's Answer was due August 29, 2011. See OIP at 2; 17 C.F.R. §§ 201.160(b), .220(b). To date, no Answer has been filed. A telephonic prehearing conference was held on August 30, 2011, at which only the Division appeared.

       On September 13, 2011, the Division filed a Motion for Entry of Default (Motion) in which it seeks revocation of the registration of Respondents registered securities. The Division's Motion is granted. Basin Water is in default for failing to file an Answer to the OIP, appear at the prehearing conference, or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true.

       Basin Water is a forfeited Delaware corporation formerly headquartered in Rancho Cucamonga, California, with a class of equity securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. Basin Water's common stock (ticker "BWTRQ") is quoted on OTC Link (previously, "Pink Sheets") operated by OTC Markets Group, Inc. Basin Water filed its last Form 10-K/A for the year ended December 31, 2008, on April 30, 2009, and its last Form 10-Q for the three months ended March 31, 2009, on May 22, 2009. Since then, Basin Water has not submitted its required periodic filings.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Basin Water failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondent.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Basin Water, Inc., is hereby REVOKED.

Robert G. Mahony
Administrative Law Judge